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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                                           SEC FILE # 0-18051
                                                           CUSIP # 338471-10-5
                                                                  #338471-20-4
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

(Check One):  X  Form 10-K    Form 20-F   Form 11-K   Form 10-Q   Form N-SAR

      For Period Ended:  December 31, 1993
        Transition Report on Form 10-K
        Transition Report on Form 20-F
        Transition Report on Form 11-K
        Transition Report on Form 10-Q
        Transition Report on Form N-SAR
        For the Transition Period Ended:_____________________

      Read Instructions (on back page)Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION
FULL NAME OF REGISTRANT:  Flagstar Companies, Inc.
FORMER NAME IF APPLICABLE:  Not Applicable

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:     Flagstar Companies, Inc.
                                           203 East Main Street
                                           Spartanburg, SC 29319-9966
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)
X     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
X     (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In response to a letter from the Commission staff, the registrant's management recently discussed with the staff the accounting charges relating to the registrant's previously announced restructuring. As a result of those discussions, the registrant is evaluating whether any adjustments should be made to such restructuring charges in its 1993 consolidated financial statements. That evaluation process has delayed the registrant's normal schedule for the completion and filing of its Annual Report on Form 10-K.

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PART IV - OTHER INFORMATION

(1)   Name and Telephone of person to contact in regard to this notification:
      Mr. Wynn Gibbs                          (803)                    597-8652

      (Name)                                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was requires to file such reports) been filed? If answer is no, identify report(s).
                                                            X  YES          NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             X  YES         NO

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The results of operations in 1993 as compared with 1992 results, as reflected by the statement of consolidated operations to be included in the subject report, will include the write-off of $1.5 billion in goodwill and other intangible assets and a separate charge for restructuring costs in the fourth quarter ended December 31, 1993. As indicated above, as a result of recent discussions with the Commission staff, the registrant is evaluating whether any adjustment should be made to the previously announced amount of the restructuring charge.

                           Flagstar Companies, Inc.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:  March  31, 1993         BY:  A. R. Biggs

                              Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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